Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TTM Technologies, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-46454, 333-138219, 333-198117, and 333-211744) on Form S-8, and (No. 333-214592) on Form S-3 of TTM Technologies, Inc. and subsidiaries of our reports dated February 24, 2017, with respect to the consolidated balance sheets of TTM Technologies, Inc. and subsidiaries as of January 2, 2017 and December 28, 2015, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended January 2, 2017, and the effectiveness of internal control over financial reporting as of January 2, 2017, which reports appear in the January 2, 2017, annual report on Form 10-K of TTM Technologies, Inc.

/s/ KPMG LLP

Irvine, California

February 24, 2017